404-885-3310 Telephone 404-962-6755 Fax paul.fancher@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone 404.885.3900 facsimile troutmansanders.com

November 8, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, D.C.  20549
Attention:  Ernest Greene

RE:         Wuhan General Group (China), Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Forms 10-Q for the Fiscal Periods Ended March 31, 2010 and
June 30, 2010
File No. 1-34125

Dear Mr. Greene:

Wuhan General Group (China), Inc. (the “Company”) has received and hereby acknowledges receipt of the comment letter dated October 28, 2010 (the “Comment Letter”) provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission, with respect to the above-referenced Form 10-K and Forms 10-Q.

The Company is working to respond to the Comment Letter.  However, in order to address fully the comments contained in the Comment Letter, the Company respectfully requests an extension of time to respond.  The Company currently plans to respond to the Comment Letter no later than November 19, 2010.

Thank you for your consideration of our request for an extension.  If you have any questions, please do not hesitate to call me at (404) 885-3310 or Juliet G. Sy at (404) 885-2776.

                                                                                                      Very truly yours,

                                                                                                      /s/ Paul Davis Fancher

                                                                                                      Paul Davis Fancher

cc:           Philip Lo (Wuhan General Group (China), Inc.)
Juliet G. Sy (Troutman Sanders LLP)
Patrick Wong (Samuel H. Wong & Co., LLP)